SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

AMVESCAP PLC
942539
IMMEDIATE RELEASE  18 MARCH 2003
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company:             AMVESCAP PLC

2. Name of scheme:              PERPETUAL SHARE OPTION SCHEMES

3. Period of return:            FROM: 14 SEPTEMBER 2002 TO 13 MARCH 2003.

4. Number and class of          1,977,239 ORDINARY SHARES OF 25P EACH
   shares (amount of
   stock/debt security)
   not issued under scheme

5. Number of shares             Nil
   issued/allotted under
   scheme during period

6. Balance under scheme         1,977,239 ORDINARY SHARES OF 25P EACH
   not yet issued/allotted
   at end of period

7. Number and class of          2,032,278 ORDINARY SHARES OF 25P EACH
   share(s) (amount of          LISTED ON 13 MARCH 2001
   stock/debt securities)
   originally listed and
   the date of admission

Please confirm total number     794,458,435 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records

Contact for queries:            ANGELA TULLY
                                TELEPHONE: 020 7065 3652

Person making return            ANGELA TULLY - ASSISTANT COMPANY SECRETARY

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 18 March, 2003                 By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary